Exhibit 99.1

April 1, 2019

Lithium Americas Reports 2018 Financial and Operating Results

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") has announced its financial and operating results for the year ended December 31, 2018.

This news release should be read in conjunction with Lithium Americas’ audited consolidated financial statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2018, which are available on Lithium Americas’ website and SEDAR.

HIGHLIGHTS

Cauchari-Olaroz:

On April 1, 2019 the Company entered into a definitive transaction agreement whereby Ganfeng Lithium Co., Ltd. (“Ganfeng”) has agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar S.A. (“Minera Exar”), the holding company for the Cauchari-Olaroz lithium brine project, for cash consideration of US$160 million (such transaction, the “Project Investment”). As a result of the Project Investment, Ganfeng will increase its direct and indirect interest in the Cauchari-Olaroz project from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an approximate 8.5% interest in Minera Exar). Closing of the transaction remains subject to Ganfeng shareholder and regulatory approvals, the consent of BCP Innovation Pte. Ltd. in its capacity as lender pursuant to the Company’s senior credit facility, the Company’s shareholder approval and other customary closing conditions.

Concurrently herewith, the Company updated the Measured and Indicated mineral resource at its Cauchari-Olaroz project to 17.9 million tonnes of lithium carbonate equivalent (“LCE”) at 581 mg/L average grade and the Inferred mineral resource to 5.1 million tonnes of LCE at 602 mg/L. The updated Measured and Indicated mineral resource has not been used to update the assumptions in the Company’s detailed feasibility study, see discussion below.

The updated NI 43-101 resource report discloses an approximate 53% increase in the Measured and Indicated mineral resource from the Company’s 2018 resource estimate and establishes Cauchari-Olaroz as the second largest known brine lithium resource in the world as of the date hereof.

On October 31, 2018, the Company completed a series of transactions (the “Transaction”) pursuant to which Lithium Americas increased its interest in Minera Exar from 50% to 62.5% and Ganfeng acquired the remaining 37.5% interest.

Lithium Americas and Ganfeng continue to work with Minera Exar to optimize its Cauchari-Olaroz project (the “Project”) with the goal of producing the highest quality battery grade lithium carbonate for the lowest cost. Minera Exar is undertaking a feasibility study in respect of an increase in the stated production capacity of the Project from 25,000 tpa to an aggregate of 40,000 tpa of lithium carbonate, as well as to advance certain permitting, design and other development planning activities at Cauchari-Olaroz.

Development activities are continued on schedule with the advancement of engineering and construction, including the following:

  Two evaporation ponds are completed and an additional four ponds are under construction. The filling of the first pond with brine commenced in October 2018. A total of seven wells are currently pumping brine to the ponds and three more wells are under construction. Filling of the second pond is expected to start in April 2019.

  Engineering is continuing and is on track to support the procurement and construction activities. Requests for quotations for most of the long lead equipment items were issued and firm proposals are under evaluation. The first plant construction package was awarded and the contractor mobilized to perform the work. Procurement is advancing on schedule for equipment related to pond operations.

  A total of US$57 million was advanced to Minera Exar in 2018 (including US$34 million by the Company) in the form of equity contributions and loans to fund the construction. An additional US$60 million was advanced to Minera Exar subsequent to the year ended December 31, 2018 (including US$37.5 million by the Company).

  Minera Exar has increased the size of its team to support operations and construction activities. There are currently more than 200 full-time Minera Exar employees. Currently 476 people are working at the site, 172 are Minera Exar employees and 304 are contractors. Current camp capacity at the site accommodates 554 people and an additional 128 beds will be added in early 2019 in preparation for construction activities.

  Initial Stage 1 capital cost estimate of US$425 million, on a 100% basis and before value-added taxes (“VAT”), remains unchanged.

  Construction continued in accordance with the schedule despite a heavier than usual rain season in the region in February 2019. Dilution to the ponds is not expected to have a major impact at this stage of the project.

Lithium Nevada:

  On August 2, 2018, the Company filed the preliminary feasibility study (“PFS”) for the Thacker Pass lithium project (“Thacker Pass”).

  Water rights were secured during 2018 and are expected to be sufficient for all of Phase 1 production and a portion of Phase 2 (as defined in the PFS). These water rights will be subject to a prescribed regulatory process to transfer the point of the diversion and manner of use prior to the start of production.

  The permitting process for Thacker Pass is underway, with environmental baseline data collection complete and a conceptual Mine Plan of Operations submitted to the Bureau of Land Management (“BLM”).

  An exploration program was completed in 2018 and included new surface geological mapping, expansion drilling at the proposed pit area and exploration of new target areas.

  A pilot plant and laboratory has been constructed and commissioned in Reno, Nevada to optimize the process (predominantly to reduce the consumption of sulfuric acid), prepare tailings samples for stability and geochemical analysis and to provide feed samples to vendors who will design the equipment and provide performance guarantees. The Company is considering the production of lithium hydroxide directly from lithium sulfate to provide added flexibility to market demand.

  The Company intends to prepare a NI 43-101 compliant feasibility study detailing the status of the permitting process and outcomes of the 2018 exploration program and pilot plant testing in due course, along with other applicable updates (such as the permitting process).

  The Company is evaluating potential partnership and financing scenarios for Thacker Pass.

RheoMinerals:

  The sales of RheoMinerals for the year ended December 31, 2018 were US$4.8 million (2017 – US$4.3 million). Sales for the three months ended December 31, 2018 were US$1.5 million (2017 - US$0.5 million).

  As a result of lower than expected sales, the Company recognized US$11.6 million impairment of Organoclay property, plant and equipment. The Company is reviewing RheoMinerals’ business plan with the aim to make the business profitable.

Finance:

  As at December 31, 2018, the Company had US$41.6 million in cash and cash equivalents.

  As part of the Transaction, Minera Exar repaid US$25 million of its outstanding indebtedness to the Company.

  The Company has a US$205 million credit facility to finance its share of capital expenditures in Minera Exar. Since the start of 2018, the Company has drawn US$55 million under this credit facility (US$17.5 million of which was drawn in 2018). As part of the Transaction, Ganfeng also provided LAC an additional US$100 million unsecured, limited recourse, subordinated loan facility, which is undrawn at the date of this news release, increasing LAC’s overall credit availability to US$250 million (excluding drawdowns to date).

Corporate:

  In August 2018, the Company appointed Mr. Jonathan (Jon) Evans as President and Chief Operating Officer. Jon brings over 20 years of executive operations experience to his new role, including five years as a general manager of the Lithium Division at FMC Corp. Due to the executive appointment, Jon resigned as a director of Lithium Americas.

Updated Cauchari-Olaroz Mineral Resource

On April 1, 2019, the Company published the technical report dated March 31, 2019, with an effective date of March 1, 2019, entitled “NI 43-101 Technical Report Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina” (“Cauchari TR”). Included in the Cauchari TR is an updated Mineral Resource estimate for the Cauchari-Olaroz Project as summarized in the table below, reported on a 100% project equity basis. LAC no longer reports a potassium Mineral Resource on the project.

Mineral Resources

The Mineral Resource estimate below is expressed relative to a lithium grade cut-off of greater than or equal to 300 mg/L.

Updated Mineral Resource Estimate for Lithium

	Average
	Lithium
	Grade	Brine	Lithium	LCE
Category	(mg/L)	(m3 )	Metal	(tonnes)

Measured	587	1.11E+09	651,100	3,465,700

Indicated	580	4.70E+09	2,726,300	14,511,500

Measured + Indicated	581	5.81E+09	3,377,400	17,977,200

Inferred	602	1.59E+09	957,400	5,096,000

Notes:

(1)	The Mineral Resource estimate has an effective date of February 13, 2019.
(2)	Mineral Resources have a cut-off grade of 300 mg/L of lithium.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves.
(4)	LCE is calculated based on the following conversion factor: mass of LCE = 5.322785 x mass of lithium metal.

The updated resource provided above constitutes a change of -1% for total average lithium concentration of Measured + Indicated (585 mg/L vs. 581mg/L) and a change of +53% for total LCE Measured + Indicated (11,752,000 tonnes LCE vs. 17,977,200 tonnes LCE). The increase in overall mass can be attributed to the expansion and deepening of the Resource Evaluation Area based on exploration results obtained in 2017 and 2018. The decline in total average concentration can be attributed to the updated Resource estimate affected by the 2017 and 2018 range of samples collected in SdO and Archibarca areas of the Cauchari-Olaroz Project. When spatially averaged with the lithium concentration of SdC samples, which essentially dominated the prior estimate, the updated estimate has a relatively small percentage decrease in the overall concentration of lithium.

Technical Information

Detailed scientific and technical information on the Cauchari-Olaroz Project can be found in the Cauchari TR that was filed with the securities regulatory authorities in each of the provinces of Canada on March 31, 2019. The Cauchari TR has an effective date of March 1, 2019 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Wayne Genck, P.Eng. and Daniel Weber, P.G., RM-SME, each of whom is a “qualified person” for the purposes of NI 43-101.

Financial Results:

The following selected financial information is presented in thousands of US dollars, shares and other equity instruments in thousands, unless otherwise stated and except in relation to per share amounts.

The following table summarizes the key items that resulted in the decrease in net loss for the year ended December 31, 2018 versus the year ended December 31, 2017, as well as certain offsetting items:

Financial results	Years ended December 31,		Change
	2018	2017
	$	$	$
Organoclay sales	4,843	4,290	553
Cost of sales	(6,800)	(6,103)	(697)
Exploration expenditures	(10,015)	(4,339)	(5,676)
Organoclay research and development	(578)	(423)	(155)
General and administrative expenses	(9,419)	(7,296)	(2,123)
Share of loss in Joint Venture	(347)	(4,850)	4,503
Stock-based compensation	(4,616)	(11,412)	6,796
Gain on increase of interest in Joint Venture	6,104	-	6,104
Impairment of Organoclay property, plant and equipment	(11,580)	-	(11,580)
Transaction costs	(974)	-	(974)
Foreign exchange gain/(loss)	3,828	(3,759)	7,587
Other income	1,287	642	645
Net Loss	(28,267)	(33,250)	4,983

Net loss for the year ended December 31, 2018 was $28,267 compared to $33,250 for the year ended December 31, 2017. The decrease in the net loss was mainly attributable to the one-time gain on increase of interest in Joint Venture, lower loss from the Joint Venture (as most costs were capitalized in the year ended December 31, 2018, but expensed during the first two quarters of 2017), lower stock-based compensation and higher foreign exchange gain partially offset by an impairment charge on

Organoclay property, plant and equipment, transaction costs, higher exploration expenses at the Thacker Pass project and higher general and administrative expenses.

Organoclay Sales and Cost of Sales

The organoclay sales during the year ended December 31, 2018 were $4,843 (2017 - $4,290), with related production costs of $5,681 (2017 - $5,339) and depreciation expense of $1,119 (2017 - $764) resulting in gross loss of $1,957 (2017 - $1,813).

Expenses

Exploration expenditures during the year ended December 31, 2018 of $10,015 (2017 – $4,339) increased mostly due to drilling, permitting and engineering activities at the Thacker Pass project.

Organoclay research and development costs are relatively consistent from period to period and include costs of operating the research and development team and lab for new organoclay product development.

Loss from the Joint Venture during the year ended December 31, 2018 of $347 (2017 – $4,850) represents the Company’s share of the Joint Venture losses for the Cauchari-Olaroz project. In July 2017, the Joint Venture’s Cauchari Olaroz project entered the development phase. Effective July 1, 2017, all costs directly attributable to the project are being capitalized. The Company’s share of the Joint Venture losses decreased during the year ended December 31, 2018 compared to the same period of 2017 as the majority of costs incurred during the year ended December 31, 2018 were capitalized as project development costs.

Stock-based compensation during the year ended December 31, 2018 of $4,616 (2017 - $11,412) is a non-cash expense and consists of the $3,189 (2017 – $4,423) estimated fair value of stock options, the $946 (2017 – $6,989) fair market value of RSUs, and the $481 (2017 – nil) fair value of PSUs vested during the period. During the year ended December 31, 2018, the Company granted 90 stock options, 246 RSUs of which 197 RSUs were granted in lieu of salaries recorded in accrued liabilities, 699 PSUs to its employees and officers and 87 DSUs to its independent directors in lieu of directors’ fees. Higher stock-based compensation in 2017 was mainly due to a one-time bonus granted to certain executives of the Company in connection with the successful completion of the Ganfeng and Bangchak financings.

Included in General and Administrative expenses during the year ended December 31, 2018 of $9,419 (2017 - $7,296) are:

  Office and administrative expenses of $1,331 (2017 - $743) include Vancouver, Reno, and Toronto office rent, insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses. The increase in this category is mainly due to higher directors’ and officers’ insurance and compliance costs as a result of the NYSE listing.

  Professional fees of $1,247 (2017 - $926) consist of legal fees of $571 (2017 – $436), consulting fees of $412 (2017 - $256), public relations fees of $34 (2017 - $95), and accounting fees of $230 (2017 - $139). Professional fees were higher during the year ended December 31, 2018 due to increased activities at corporate and Lithium Nevada.

  Salaries and benefits of $4,410 (2017 - $3,746) increased due to hiring of additional employees in 2018, employee bonuses accrued in Q2 2018, and an increase in directors’ fees.

  Regulatory and filing fees of $826 (2017 - $403) increased due to the costs of listing the Company on the NYSE and the filing of the base shelf prospectus in 2018.

Other Items

During the year ended December 31, 2018 the Company recognized a foreign exchange gain of $3,828 (2017 – loss of $3,759). The gain was due to the strengthening of the US dollar against the Canadian dollar and a higher US dollar denominated cash balance during the year ended December 31, 2018. The Company holds most of its cash in US currency in the parent company with Canadian dollar functional currency.

Other income during the year ended December 31, 2018 was $1,287 compared to other income of $642 in 2017. Included in other income during the year ended December 31, 2018 are $702 in interest income on cash, $796 interest income on the loans to the Joint Venture and $353 of proceeds received by RheoMinerals from Delmon, partially offset by $338 of interest expense on the senior credit facility and $232 of withholding tax on loan interest payments to the Company from Minera Exar. Included in other income in 2017 was $410 of Delmon proceeds, $400 in interest income on cash and $240 in interest income on the loans to the Joint Venture partially offset by $400 of equipment write-offs at RheoMinerals.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association. Mr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ current technical reports for the Cauchari-Olaroz lithium project and the Thacker Pass lithium project, available at www.sedar.com.

About Lithium Americas:

Lithium Americas, together with Ganfeng Lithium, is developing the Caucharí-Olaroz lithium brine project, under construction in Jujuy, Argentina. In addition, Lithium Americas owns 100% of the Thacker Pass lithium project located in Nevada, the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E6
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-looking statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things: the expected benefits from the Project Investment, including successful closing and timing thereof; successful development of the Caucharí-Olaroz and Thacker Pass projects, including timing, anticipated production, and results thereof, the Company’s ability to successfully fund such development, further optimization of Caucharí-Olaroz project, whether the resource update for Cauchari-Olaroz will ever be developed into reserves, including information and underlying assumptions related thereto, success of the Thacker Pass pilot plant, the results of any future feasibility study at Thacker Pass, results of partnership and financing options at Thacker Pass, and the results of the Company’s review of the RheoMinerals business plan.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, successful closing of the Project Investment, including satisfaction of conditions precedent thereto and timing thereof; forecast demand for lithium products, the Company’s ability to fund, advance and develop its projects, including results therefrom, accuracy of Mineral Resources and Mineral Reserves, including whether resources will ever be developed into reserves, accuracy of current budget and construction estimates, maintenance of a positive business relationship with Ganfeng Lithium, and a stable and supportive legislative and regulatory environment. Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others, risks inherent in transactions similar to the Project Investment, including successful completion of all conditions precedent thereto; inherent risks in development of capital intensive mineral projects (including as co-owners), variations in Mineral Resources and Mineral Reserves, recovery rates and lithium pricing, changes in project parameters and funding thereof, changes in legislation or governmental policy, title risk, cost overruns, operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.